Entrepreneur

Name: Curtis Claar
UUID: 91992284
Background: Curtis has led multiple projects and started several small business. Some of the products he oversaw were $100,000 each and highly technical in nature. He has over 30 years of experience in business, technology, contract manufacturing, media, and marketing ... all of which will help EV Trail succeed.
Location: Colorado

Social Connections

Facebook: http://www.facebook.com/evtrailcharging
Twitter: http://www.twitter.com/evtrailcharging
LinkedIn:

Pitch Story

Title of your pitch: Help enable Electric Vehicle road travel in the US
Short introduction of your pitch: We enable and encourage long distance EV travel by strategically placing fast chargers along routes between popular destinations.
Your pitch story: We started this business as a mission after our founder took what should have been a 14-16 hour round trip ... it took 72 hours instead. We saw first hand that there is a true need for our company. Currently there are NO non-Tesla fast chargers in Wyoming, South Dakota, Montana, or North Dakota. While there are currently some slow chargers available, traveling through these states using only slow chargers just isn't feasible. Although fast chargers are available in Colorado and New Mexico, they also have gaps in fast chargers. Our plan is to try to close all these gaps. We are working to strategically install fast charging stations for Electric Vehicles to help enable long distance travel of EVs by reducing range anxiety that EV owners experience when no fast chargers are available.   These lower populated target areas ignored by other charging companies create great market domination opportunities for EV Trail. Although we may install fast charging stations in metro areas and slow chargers at key destinations to support our trails or close gaps, our big focus is to build "trails" by

connecting points and stops along the key routes. The EV Trail model is to develop a methodology that isn't dependent on grants or rebates. We will apply for grants as available, but our business model doesn't depend on them, grants will only accelerate our deployment plans - not make them possible. Our main source of revenue is charging revenue. Our second income source is the sale of advertising on our charging network app and at our charging stations. EV Charging types discussed herein: DC Fast Charging (Fast) 20-30 min charge 120 miles per hour of charging AC Level 2 Charging (Slow) 3-6 hr charge 20-25 miles per hour of charging (Varies due to battery charge states and vehicles)

Which category does your pitch belong to: Eco-Green

Target Market

Target market: Data found at EVAdoption.com and InsideEVs.com show 1 million Electric Vehicles (EVs) on US roads as of the start of 2019 (after 8 years of sales) and projections of about half a million new vehicles sold in 2019 and 2020 ... and over 3 million vehicles on US roads by the end of 2021. This anticipated exponential growth of EV sales will likely create a huge need for charging stations. Because we believe most routine charging is done at home or work, that leaves long distance travel as a big need ... especially through Wyoming and South Dakota. We expect most of our stations to be deployed in Wyoming and South Dakota (states with low EV adoption rates currently), many of our customers will be EV owners visiting from other states. For this reason, the low EV adoption rates in Wyoming and South Dakota are not a concern for us. Early deployment on a large scale in lower populated areas will hopefully lead to longer lasting market saturation. We are planning "trails" in Colorado, Wyoming, South Dakota, North Dakota, Montana, and North Dakota. EV Trail is uniquely positioned to take advantage of this opportunity in areas other companies necessarily ignore because we are passionate about both this part of the country and the adoption of EV travel. We are based in Colorado but have connections in South Dakota and Wyoming.

Production plan

Production location: Asia
Production plan: The plan is for our fast charging stations to have three charging protocols and open cashless payment processing. Since this combination is not currently

available in the US market, we have been working with contract manufacturers to be able to deploy our required configuration. After completing the initial research, testing, design to get the first charging station installed in Q2/Q3 2019, we will be ready to begin deployment of additional chargers. Certification, either by being listed after factory testing or by field verification, is required in order to install EV Charging Stations in most jurisdictions in the US. All of our selected manufacturers offer DC Fast Chargers that are designed to meet safety standards developed by the Underwriters Laboratories (UL) testing lab, but some of the factories haven't yet completed the UL testing process required to have the chargers UL listed. Some of the factories have products that are listed with TÜV Rheinland or Intertek (UL equivalent testing labs). In cases where the chargers have not yet been listed, we will complete field verification of each unit using a Nationally Recognized Testing Lab after installation (and before final activation).

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.

Description: It's very possible the sales projections for the industry are WAY WAY off. The industry forecasts change daily. Wyoming, South Dakota, Montana, North Dakota, and New Mexico may not actually be ready to embrace EV Charging Stations to support long-distance travel. Although our plan doesn't rely on registered EV owners in these areas (due to our market largely being travelers), we will require land owners to embrace EV charging. Both the industry and standards are changing rapidly. We are a member of the Open Charge Alliance to help drive the industry to the use of an Open Charge Point Protocol, but this will still be a challenge. Well-funded competitors will compete aggressively when they decide to enter our market area. For this reason, we are trying to move into and dominate our smaller niche markets before they are attractive to the big guys. Petroleum companies with existing footprints could instantly create EV charging networks if they choose. We hope this happens for the EV community and for the companies, but this could still impact our success. Regulations have advanced slower than technology (example: some states don't allow sales of electricity unless done by a utility). Colorado has embraced EV charging, but future regulations are unknown. The current international business climate poses a risk of delay or cost when receiving charging stations from out of the country. The initial field testing of charging stations may take longer and cost more than expected.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: No

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: The anticipated exponential growth of EV sales will likely create a huge need for charging stations. Do your part now.

Spending Plan

Number of current employees including yourself: 2

Percentage of your raise will pay salaries: 0%

Spending plan: Fundraising Fees: $4,000 Charging Location Setup: $32,000 Legal fees, admin: $4,000 Each station will cost an average of about $50,000 to install (less with grants applied or more if there are complex site-specific issues to address). We are raising capital to help accelerate the deployment of station #2 and beyond. Funds will be used to leverage our existing resources to more rapidly expand our network. By the end of 2019 or early 2020, we hope to have up to 9 stations installed to complete our first "trail" between Denver and Mount Rushmore. We are hoping to win enough grants this year so that the minimum raise of $40,000 would pay for at least Station #2. We also are planning slower chargers for certain destinations on our "trails" where fast charging may not be as critical (tourist destinations or lodging sites where EV drivers may naturally want or need to stay longer). These will cost around $10,000 each.

Spending plan of extra investment: Extra investment received above target will be allocated in the same ratio as the base spending plan, after $5,000 promotion of charging network. We hope a maximum raise of $107,000 would fund Stations #2, #3, and #4 at a minimum, hopefully more.

Return Details

Return type: ownership

Raising target: $40,000

Raising cap: $107,000

Percentage ownership you plan to offer: 5.0%

When do you plan to sell or IPO your business: 2025

Existing share: Yes

Share percent: 7%

When can bidders expect the return: December, 2020

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: EV Trail LLC

Legal status of your company/business: LIMITED_LIABILITY_COMPANY

Where is your company registered: Colorado

Company form date: 10-29-2018

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: www.evtrail.com

Company address

Street: PO Box 881

City: Colorado Springs

State: Colorado

ZIP code: 80901

Financial status

Average sales price: $6

Average cost per unit: $2

Yearly sales at the end of last year: $0

1st year target sales after raised date: $20,000

Existing investment from the founders: $833

Existing investment from other investors: $0

Owners, Officers, Directors

Name: Curtis Claar

Title: Managing Partner

Grant Date: 10-29-2018

Has ownership: Yes

Ownership: 50%

Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/curtisclaar/

Name: Carrie Claar

Title: Member

Grant Date: 10-29-2018

Has ownership: Yes

Ownership: 50%

Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/carrieclaar/

Do you have different kinds of existing stock for the business: No

The outstanding stock and the differences:

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $383

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $450

Assets the year before: $0

Cash last year: $450

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: -$383

Profit year before: $0

Financial situation: EV Trail LLC is currently a fully self-funded startup and has no Charging Stations deployed or installed yet. We use the cash method of accounting. As of May 15, 2019, EV Trail LLC has not incurred any debt. EV Trail LLC currently has no active debts or loans. We have applied for business lines of credit. Raising the capital via crowdfunding will accelerate the deployment of Charging Stations but the success of this crowdfunding raise will NOT determine whether or not the company continues to move forward. Even without a successful fundraising effort, our business will move forward. In addition to grants, crowdfunding, and possible business lines of credit, the company has access to a personal line of credit of the owner in the amount of $17,000. The current challenge is to quickly ramp up enough to properly leverage resources to dominate the EV charging market in our target area before competitors are able to do that.

Has financial statements: Yes

Last Edited: 2019-05-18 19:14:31

Desired launch period: immediately

CCC code: ut@ayk8r

CIK code: 0001776148

Links

EV Trail Website: www.evtrail.com

The World Needs More Outside Thinkers like Curtis: lnkd.in/ee3Y9rC

EV Trail Launching EV Fast Charging Stations:

www.carsfellow.com/ev-trail-launching-ev-fast-charging-station/

EV Trail LinkedIn: www.linkedin.com/company/evtrailcharging